Exhibit D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the State contained in the State’s Annual Report for 2017 on Form 18-K filed with the SEC on June 29, 2018, as amended from time to time (the “Annual Report for 2017”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2017, as amended from time to time, through the date hereof, the information in this section supersedes and replaces such information. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2017. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2017 and any supplement thereto carefully. Unless otherwise specified, amounts in NIS or US$ are presented in current prices without adjustment for inflation. Figures in this section are as of January 2, 2019, except as otherwise indicated.

Economic Developments

In August 2013, the Central Bureau of Statistics (“CBS”) adopted the United Nations System of National Accounts as revised in 2008 (“SNA 2008”) due to a number of major changes that affected the various data series with respect to values as well as percentages of change between periods. The data series beginning in 2006 was revised for the publication of the 2013 Statistical Abstract. The series from 1995 onwards was revised in August 2014. The revisions are in accordance with the changes to the SNA 2008, which has been accepted globally and includes changes in the measurement of the annual gross domestic product (“GDP”). Some of the main changes in the SNA 2008 applicable to Israel included: (i) recording research and development as fixed capital formation, (ii) measurement of income from financial intermediation, (iii) recording the Central Bank’s output, and (iv) recording of products for further processing in the balance of payments. The process of fully implementing SNA 2008 in Israel will take several years and will be accompanied by additional adjustments to the Balance of Payments Manual 6 (“BPM6”) and the new international merchandise trade statistics guide. Further changes have been reflected in the classification of economic activities in Israel, as the classification is in accordance with the new International Standard Industrial Classification (“ISIC Rev4”). Moreover, there has been integration of the 2006 input-output tables that describe the relationships between various industries, as well as between the industries and the final uses (private consumption, general government consumption, fixed capital formation and exports).

These methodology changes resulted in a restatement of the growth rates for 1995 through 2012, as well as certain other indicators including the debt-to-GDP ratio and the budget deficit as a percentage of GDP. Therefore, any economic data deriving from such growth rates and/or GDP figures calculated according to the methodology in place prior to August 2013 may not be directly comparable to the data deriving from the growth rates and/or GDP figures calculated according to the new methodology implemented by the CBS.

Israel’s economy is affected by global economic conditions. Generally, 2017 saw improvement in the global economic environment, with the global growth rate in 2017 (3.7%) at its highest since 2011, and a similar growth rate is estimated for 2018. Global trade grew in 2017 by 5.2% (by volume), higher than initially forecasted by certain international organizations, and is estimated to decline to 4.2% in 2018. From the perspective of the Israeli economy, the positive growth trend in the European Union, one of Israel’s major trade partners, was particularly notable — with growth in the EU reaching 2.4% in 2017 — the highest since 2007; such growth is estimated to decline to 2.0% in 2018. Higher growth has not been ubiquitous — specifically, growth rates in recent years in China, at approximately 7%, are lower than growth rates recorded in China over much of the past decade.1

1All figures in this paragraph are based on data published by the IMF.

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Improved global economic conditions may be expected to support growth in Israel, but of course there is no assurance that these conditions will persist. Although Israel’s economy has sustained moderate rates of growth in recent years, there can be no assurance that Israel’s economy will continue to grow, especially if there is a return to a negative global economic climate. Additionally, the retreat of the U.S. Federal Reserve System from the accommodative monetary policy of recent years may have a negative influence on the Israeli economy.

The Israeli economy grew, based on preliminary estimates, at a pace of 3.2% in 2018, as compared to growth rates of 3.5% in 2017, 4.0% in 2016, 2.6% in 2015 and 3.9% in 2014. In 2017, GDP increased by 0.8%, 3.8%, 4.7% and 4.4% in the first, second, third and fourth quarters, respectively, and in 2018, GDP increased by 4.3%, 0.8% and 2.1% in the first, second and third quarters, respectively, in each case compared to the previous quarter, using seasonally adjusted data at an annualized rate.

The inflation rate, as measured by the consumer price index (“CPI”), in 2017 was 0.4% at year-end (over year-end of 2016), below the Bank of Israel’s target range of 1% to 3%. From November 2017 to November 2018, the CPI increased by 1.2%, which is toward the lower end of the target range. The NIS/USD exchange rate as of December 31, 2018 stood at 3.748, representing a significant depreciation of the NIS of approximately 8.1% relative to December 29, 2017 (when the NIS/USD exchange rate stood at 3.467). This depreciation follows significant appreciation of approximately 9.8% of the NIS from year-end of 2016 (when the NIS/USD exchange rate stood at 3.845) to year-end of 2017, and slight appreciation of approximately 1.5% from year-end of 2015 (when the NIS/USD exchange rate stood at 3.902) to year-end of 2016.

In August 2018, Standard & Poor’s upgraded Israel’s foreign currency credit rating. In July 2018, Moody’s Investor Services updated Israel’s outlook from stable to positive. During 2018, there was no change in Israel’s foreign currency credit rating or outlook from Fitch Ratings.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 2.9% of GDP in 2017, the fifteenth straight year in which a positive surplus in the current account was recorded. The surplus most recently peaked in 2015 (amounting to 5.3% of GDP for the year), and subsequently has been on a downward trend, with the surplus amounting to 1.2% of GDP in the first three quarters of 2018 (on a non-seasonally adjusted basis). Israeli net exports decreased from a peak surplus of $9.6 billion in 2015 to a surplus of $5.9 billion in 2016, which remained stable in 2017. In the first three quarters of 2018, both imports and exports (seasonally adjusted) grew significantly; even with slightly higher growth in total imports as compared to exports, the total value of exports remained slightly higher than imports (by $262.3 million, seasonally adjusted). The volume of foreign direct investment in Israel totaled approximately $10.2 billion in the first three quarters of 2018.

Focusing on trade in goods, in 2018 (January to November), 32.5% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) were to the EU (slightly down from 34.2% in 2017 and up from 29.1% in 2016), 23.2% were to the United States (down from 24.3% in 2017 and 26.1% in 2016), 22.0% were to Asia (up from 18.4% in 2017 and similar to 2016), and 22.3% were to other markets (down from 23.1 % in 2017 and 22.8% in 2016). Of Israel’s goods imports (excluding aircraft, ships and diamonds) in 2018 (January to November), 43.2% came from the EU (up from 42.8% in 2017 and down from 43.6% in 2016), 24.1% came from Asia (down from 25.7% in 2017 and 2016), 11.8% came from the United States (up from 11.1% in 2017 and down from 12.1% in 2016), and 20.8% came from other countries (up from 20.3% in 2017 and 18.6% in 2016).

Over the past five years (measured from December 31, 2013 to December 31, 2018), the NIS/USD exchange rate has averaged 3.700, fluctuating between a high of 4.053 (recorded on March 20, 2015) and a low of 3.388 (recorded on January 26, 2018). The current exchange rate (3.748 as of December 31, 2018) is thus slightly above the five-year average but reflects a depreciation of the NIS since the beginning of 2018.

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Foreign currency reserves at the Bank of Israel at the end of 2017 stood at $113 billion, equivalent to 32.2% of GDP; as of November 2018, reserves stood at $115.1 billion, equivalent to 31.4% of GDP. The reserve level has been in the vicinity of 30% since late 2009. Following a concentrated effort by the Bank of Israel to raise the reserve level in 2008 and 2009, which manifested in daily purchases of foreign currency, since 2009 the Bank’s policy has been to intervene in the foreign currency market on a discretional basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the Bank had purchased foreign currency to counteract the adverse effect on the exchange rate caused by natural gas production in Israel, but in November 2018, the Bank announced that it would stop these purchases (that is, purchases related to counteracting the effects of natural gas production) as of 2019, due to plans for Israel’s sovereign wealth fund to be established in 2019 or 2020, which is expected to start investing money abroad. In recent years, the Bank of Israel purchased in total approximately $3.1 billion of foreign currency in 2018 (January to November), $6.6 billion in 2017, $6.0 billion in 2016, $8.8 billion in 2015, $7 billion in 2014 and $5.3 billion in 2013, of which $1.3 billion in 2018 (January to November), $1.5 billion in 2017, $1.8 billion in 2016, $3.1 billion in 2015, $3.5 billion in 2014 and $2.1 billion in 2013 relate to the natural gas program.

Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

The budget and economic plan for the 2017 and 2018 fiscal years was approved by the Knesset on December 22, 2016, and the deficit target for both years was set at 2.9% of GDP; in actuality, the deficit for 2017 stood at 1.9%, and the deficit for 2018 is expected to be at or slightly above the deficit target. Since 1995, the deficit has exceeded 4% only in 2003 and 2009, and in each year from 2014 through 2017, the deficit was below 3%. The budget and economic plan for the 2019 fiscal year was approved by the Knesset on March 15, 2018, with the deficit target set once again at 2.9%.

In 2017, the Government continued its debt-reduction policy, reducing government debt as a percent of GDP by 1.6% compared to 2016, to a level of 58.8% for 2017. Public debt (including local authorities’ debt) as a percent of GDP also continued its declining path, falling to a level of 60.5% at the end of 2017, a decline of 1.6% relative to 2016. For 2018, the debt as a percent of GDP is expected to have slightly risen as compared to 2017 but to have declined as compared to 2016.

It should be noted that budget proposals in Israel are constrained by two parameters. The “deficit ceiling” sets the maximal deficit-to-GDP ratio, which has been modified several times over time, most recently to set the deficit target for the 2019 budget at 2.9%. The “expenditure ceiling” sets a ceiling for year-to-year growth in government expenditure; under the current formula prescribed by law, the expenditure ceiling is based on the average population growth rate in the three years prior to the submission of the budget plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.

Inflation and Monetary Policy

The average annual inflation rate over the last decade (2007 − 2017) was near the middle of the Government’s target range (1% − 3%) and stood at approximately 1.7%. The changes in the CPI reflect a rise in the prices of commodities, housing and agricultural products. Measured at year-end, the CPI growth rate was above the upper end of the target range in the years 2007 − 2009 (reaching a peak of 3.9% in 2009), slowed down to fall within the target range in the years 2010 − 2013, and then fell to negative inflation in 2014 − 2016, reaching a low of -1% in 2015. Since 2015, there has been a slow rise in the CPI growth rate, amounting to -0.2% in 2016 and returning to positive values in 2017 at 0.4%; between November 2017 and November 2018, the CPI rose by 1.2%.

Between 2004 and 2008, the key interest rate set by the Bank of Israel mostly fluctuated between 3.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008 the Bank of Israel began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the Bank of Israel began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the Bank of Israel once again began to repeatedly reduce the key interest rate, until it reached 0.1% in March 2015; the key interest rate remained at that level until December 2018, when it was increased to 0.25%. The real interest rate averaged -0.2%, -0.6%, -0.5%, -0.1% and -0.2% in 2013, 2014, 2015, 2016 and 2017, respectively. As of the end of November 2018, the real interest rate, less inflation expectations, was -0.9%.

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In recent years, Israel has been active in the global sovereign debt markets. In March 2009, Israel issued in the global markets an aggregate $1.5 billion principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market an aggregate €1.5 billion ($2.07 billion) principal amount of 4.625% bonds due 2020. In January 2012, Israel issued in the global markets an aggregate $1.5 billion principal amount of 4% bonds due 2022. In January 2013, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.15% bonds due 2023 and an aggregate $1 billion principal amount of 4.5% bonds due 2043. In January 2014, Israel issued in the Euro market an aggregate €1.5 billion ($2.05 billion) principal amount of 2.875% bonds due 2024. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the 2043 bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bonds due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048.

Labor Market

The unemployment rate (for ages 15 and above) was 4.1% in the third quarter of 2018 (on a seasonally adjusted basis) and remained stable through November 2018, after a rate of 4.0% in the second quarter of 2018 and reaching a low of 3.7% in the first quarter of 2018. This represented a drop from 4.1% in the fourth quarter of 2017, 4.4% in the fourth quarter of 2016, and 5.2% in the fourth quarter of 2015. The labor force participation rate for the primary working ages (ages 25-64) stood at 80.4% (seasonally adjusted) in the third quarter of 2018 (and through November 2018), after being relatively stable at the level of 80.0% since 2015. The average monthly wage per employee job (including jobs held by foreign workers) has increased in recent years, rising from NIS 8,588 in 2011 to NIS 10,293 in the third quarter of 2018— an increase of 19.8%.

Capital Markets

According to the Bank of Israel’s estimates, the value of the public’s total financial assets (the public — excluding the government, Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks) reached NIS 3,614.0 billion at the end of 2017, representing growth of 5.1% over the end of 2016, and following growth of 3.6% and 4.3% in 2016 and 2015, respectively. The value of the public’s financial assets increased by 2.9% in the first three quarters of 2018.

The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. From December 31, 2017 to December 31, 2018, the TA-125 and TA-35 declined by 2.3% and 3.0%, respectively (using daily closing values).

The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.

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Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather a set of basic laws, granted with a special status that enables judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also grounded in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the official Head of State. The presidency is largely an apolitical, figurehead role, with the real executive power in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. On December 26, 2018, the 20th Knesset voted to dissolve itself and set new elections for the 21st Knesset for April 9, 2019, seven months earlier than the original date set by law, November 5, 2019, and just over four years from the previous election held on March 17, 2015 (see “State of Israel — Form of Government and Political Parties,” below).

Israel signed peace treaties with Egypt in 1979 and with Jordan in 1994, but past efforts to achieve peace with Syria, Lebanon and the Palestinians have yet to bear fruit. Relations between Israel and the Palestinian Authority continue to be based on existing agreements.

In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below).

In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, a military campaign against terrorist targets in Gaza. Operation Pillar of Defense lasted eight days. In response to Hamas firing rockets from Gaza into Israel in the summer of 2014, in July 2014, Israel took defensive military action and commenced Operation Protective Edge with the goal of suppressing the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.

Having been at a standstill since 2009 (despite a brief round of talks beginning in September 2010), Israeli-Palestinian peace negotiations were again initiated, under the auspices of the U.S. Secretary of State, in July 2013. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. While the talks were suspended, the Palestinians announced a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government. Incorporating Hamas into the Palestinian government, under one guise or another, is unacceptable to Israel as long as Hamas rejects the three benchmarks of the International Quartet (namely, recognizing Israel, accepting existing Israeli-Palestinian agreements, and renouncing violence). Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas refuses to accept the Quartet conditions, and the Palestinian Authority refuses to resume to talks without preconditions, leaving negotiations at an impasse. However, improvements were made in economic and security cooperation with the Palestinian Authority.

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In September 2011, the Palestinian Authority filed an application for membership with the United Nations. In November 2012, the General Assembly upgraded the Palestinian Authority’s status in the United Nations from a “non-member observer entity” to a “non-member observer state.”

Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence. The overall level of violence has declined, although with occasional renewed flare ups.

In December 2017, the President of the United States recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. On May 14, 2018, the U.S. officially inaugurated its new embassy in Jerusalem. The full extent of the implications of U.S. recognition of Jerusalem as Israel’s capital on the surrounding region and the international community is uncertain.

Also in May 2018, Hamas organized violent protests along the fence separating Gaza and Israel. Many protesters were armed with knives and guns and threw Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires on the Israeli side of the fence through use of inflamed kites. Hamas referred to these protests as part of a “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy, and others associated the protests with economic hardship in Gaza. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many identified as Hamas militants. On December 7, 2018, for the first time ever, the UN General Assembly voted on a resolution condemning Hamas and its attacks on Israel; although a majority of UN member states voted in favor of the resolution, the resolution was not adopted because it did not receive the requisite two-thirds majority vote.

A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the Judea and Samaria area during November and December 2018. The attacks resulted in a few Israeli casualties. The Prime Minister responded that decisive action would be taken against the terrorists, and Israeli Defense Forces conducted special operations to apprehend the terrorists.

Since January 2011, there has been political instability and civil unrest in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments. Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. This uncertainty is highlighted by continued fighting in Syria and Iraq, where the Islamist militia group known as ISIS (Islamist State in Iraq and Syria) has challenged the territorial boundaries of both states. Recently, military efforts have significantly decreased the presence of ISIS in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence.

Israel monitors very closely the situation in Syria, in which many dangerous forces operate. The direct threat to Israel from the Syrian military has diminished. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possible spillover of radical forces along the border with Israel. Israel monitors terror infrastructure in Syria and increased Iranian and radical presence in the area. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region. Following the December 2018 announcement by the President of the United States of the withdrawal of all U.S. forces from Syria, Israel is closely following the timetable for the withdrawal and how it will be implemented, and is considering the withdrawal’s implications for Israel as part of its constant efforts to maintain its national security.

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Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.

Fundamentalist regimes such as Iran present a deep concern for the international community and especially for states in the region. Since 2011, the prospect of Iran acquiring nuclear armament capability has been at the center of international geopolitical discourse. The comprehensive agreement between the P5+1 group and Iran that was reached in July 2015 (Joint Comprehensive Plan of Action or “JCPOA”) conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. It should be noted, however, that the primary United States sanctions and other types of sanctions for non-nuclear activities, such as missiles and terror, remained in place. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA and its plans to reinstate economic sanctions and impose additional economic penalties and, as a result, economic sanctions were re-imposed in November 2018. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal on Iran and the region is not yet clear.

The military buildup of Hezbollah with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training. In December 2018, Israel launched Operation Northern Shield along its northern border, a defensive operation to destroy Hezbollah tunnels penetrating into Israel from Lebanon and which constitute a breach of Israel’s sovereign territory and a violation of UN Security Council Resolutions 1701 and 1559. A few tunnels have already been located and destroyed.

Israel’s Prime Minister, Benjamin Netanyahu, was under investigation in connection with three cases involving integrity-related offenses, and in December 2018, the Israeli police transferred the investigation material to the General Prosecution for the third file, recommending an indictment for bribery and fraud; it is important to note that the current stage of the proceedings does not imply that an indictment will be filed.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2017, 100 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from these privatizations totaled $14.4 billion. In July 2018, the Finance Committee of the Knesset approved the Government’s request to sell its remaining stake in Bank Leumi Le-Israel Ltd. (representing approximately 5.83% of Bank Leumi’s outstanding equity securities), and in September 2018, the Government completed the sale of these securities to Citigroup Global Markets Limited, with proceeds amounting to approximately NIS 2 billion. On November 25, 2018 the Government sold its entire holding in Israel Military Industries for NIS 1.4 billion, and the Government is expected to receive another NIS 200 million in each of 2020 and 2022 in accordance with the framework of this privatization. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).

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Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. A further extension of the program was signed into law by the President of the United States on December 18, 2015. The new law extends the program until September 30, 2019 (with an option to carry forward unused guarantee amounts for an additional year) and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.

The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2013	2014	2015	2016	2017
Main Indicators
GDP (at constant 2015 prices)	1,095.6	1,138.4	1,167.9	1,214.7	1,256.7
Real GDP growth	4.3%	3.9%	2.6%	4.0%	3.5%
GDP per capita (at constant 2015 prices)	136,002	138,630	139,414	142,178	144,294
GDP per capita, percentage change	2.4%	1.9%	0.6%	2.0%	1.3%
Inflation (change in CPI – annual average)	1.5%	0.5%	-0.6%	-0.5%	0.2%
Industrial production	0.5%	1.2%	2.2%	1.7%	3.7%
Business sector product (at constant 2015 prices)	813.0	845.9	868.2	904.8	937.5
Permanent average population (thousands)	8,056	8,212	8,377	8,543	8,709
Unemployment rate(1)	6.2%	5.9%	5.3%	4.8%	4.2%
Foreign direct investment (net inflows, in billions of dollars)	11.8	6.0	11.3	12.0	18.2
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	371.4	377.6	365.6	370.6	389.7
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	320.9	328.1	328.1	361.5	379.8
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	696.3	715.8	726.7	740.8	747.1
Total gross government debt as percentage of GDP	65.8%	64.5%	62.2%	60.4%	58.8%
External Debt
External debt liabilities (in millions of dollars, at year-end)	99,988	94,176	85,917	87,127	88,641
Net external debt (in millions of dollars, at year-end)	-84,105	-103,091	-122,160	-134,149	-164,642
Revenues and Expenditures (net)
Revenues and grants	260.8	274.0	290.1	301.7	316.5
Expenditures	389.5	402.6	381.7	424.7	447.9
Expenditures other than capital expenditures	278.6	287.0	293.3	312.6	321.2
Development expenditures (including repayments of debt)	110.9	115.6	88.3	112.2	126.8
Repayments of debt	94.4	99.1	66.7	88.1	100.2

(1) Reflects changes in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.

(2) Government debt excluding local authorities’ debt.

(3) Risk Management Dept., Debt Unit, Ministry of Finance.

Sources: Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

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